West Pharmaceutical Services, Inc. (WST)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

West Pharmaceutical Shareholder since 2020

Important to Vote for all 3 Simple Majority Vote Proposals, Proposals 3, 4 and 6

The reason to vote for all 3 Simple Majority Vote Proposals is that Proposals 3 and 4 are binding proposals that require 80% approval of all West Pharmaceutical shares outstanding. There is the risk that since a number of West Pharmaceutical shareholders do not vote that, in spite of overwhelming approval from the West Pharmaceutical shares that do vote, Proposals 3 and 4 might fail.

That is where Proposal 6 comes in. Proposal 6 is an advisory proposal on the same topic as Proposals 3 and 4. Since Proposal 6 is an advisory proposal it only needs 50.1% approval from the shares that vote.

Thus if Proposals 3 and 4 obtain a 79% vote and fail while Proposal 6 gets at least a 50.1% vote – there will be one successful 2024 vote on this important topic. It is important to obtain approval votes for Proposal 6 as a backup for the possible failure of Proposals 3 and 4. If Proposal 6 is approved while Proposals 3 and 4 fails, then the West Pharmaceutical Board of Directors will get the message to try harder in 2025 to get more votes for Proposals 3 and 4.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.